LPBP Inc.
Financial Statements
April 30, 2012
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended April 30, 2012 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

/s/ John Anderson

John Anderson
CFO
June 13th, 2012

Statements of Financial Position
[Unaudited]

As at	April 30	October 31
[Thousands of Canadian dollars]	2012	2011
Assets
Cash (Note 3)	$221	$245
Other receivables (Note 3)	5	-
Total Assets	$226	$245

Equity and Liabilities
Common shares – Class A	$-	$-
Common shares – Class B (Note 4)	273	273
Deficit	(161)	(103)
Total equity	112	170

Current liabilities
Accounts payable and accrued liabilities	$3	$20
Income tax payable (Note 3)	111	55
Total current liabilities	114	75

Total Equity and Liabilities	$226	$245
As at	April 30	October 31
[Thousands of Canadian dollars]	2012	2011
Assets
Cash (Note 3)	$221	$245
Other receivables (Note 3)	5	-
Total Assets	$226	$245

Equity and Liabilities
Common shares – Class A	$-	$-
Common shares – Class B (Note 4)	273	273
Deficit	(161)	(103)
Total equity	112	170

Current liabilities
Accounts payable and accrued liabilities	$3	$20
Income tax payable (Note 3)	111	55
Total current liabilities	114	75

Total Equity and Liabilities	$226	$245

The accompanying notes form an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:
_/s/ Peter Dans___________________	_/s/ Neil Gotfrit______________________
G. PETER DANS Chairman of the Board and Director	NEIL GOTFRIT Director

Statements of Income (loss) and Comprehensive Income (loss)
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars, except per share amounts]	2012	2011	2012	2011

General and administration	$(48)	$(43)	$(58)	$(51)
Net loss and comprehensive loss	$(48)	$(43)	$(58)	$(57)
Earnings per share, basic and diluted (Note 5)	$-	$-	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Changes in Equity
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2012	2011	2012	2011

Deficit beginning of period	$(114)	(42)	(104)	(34)
Net loss and comprehensive loss	(48)	(43)	(57)	(51)
Deficit end of period	$(161)	(85)	(161)	(85)

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Cash Flows
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2012	2011	2012	2011
Operating activities
Net loss for the period	$(48)	(43)	(57)	(51)

Changes in non-cash working capital balances relating to operations:
Other receivables	(5)	-	(5)	-
Accounts payable and accrued liabilities	(17)	2	(17)	1
Income taxes receivable	-	-	56	-
Net decrease in cash position during the period	(70)	(41)	(23)	(50)
Cash position, beginning of period	291	64	245	73
Cash position, end of period	$221	23	221	23

The accompanying notes form an integral part of these interim consolidated financial statements.

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Nature of Operations

Effective May 1, 2004, LPBP Inc. (“LPBP” or the “Company” and which was previously named Hemosol Inc.) entered into an agreement with Nordion Inc. (“Nordion” and which was previously named MDS Inc.) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of Nordion pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than Nordion, held 0.44% of the equity shares and 52.5% of the voting shares of the Company. Nordion, a related party, held 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company.  The Company was entitled to the funds held by Nordion to fund its day- to -day operations including the payment of income taxes as well as dividends. During 2009, the remaining balance of funds held by Nordion was remitted to the Company, so no amount was being held by Nordion at April 30, 2012.

The Company has no ongoing operations.

2.	Basis of Presentation

The Ontario Securities Commission (OSC) requires an entity to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS also requires an entity to make an explicit and unreserved statement in those financial statements of compliance with IFRS.  These unaudited financial statements are expressed in Canadian dollars and have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board (IASB).

3.	Changes in Accounting Policies

First-time adoption of IFRS
The Company has adopted IFRS effective November 1, 2010 (the transition date), and has prepared its opening IFRS statement of financial position as at that date.

In preparing its opening IFRS statements, the Company considered any effect of transition from Canadian generally accepted principles (Canadian GAAP) to IFRS on the Company’s financial position, financial performance and cash flows, and concluded that there is no financial impact due to the transition to IFRS.

Adoption of New and Revised Standards and Interpretations
In the current year, the Company has adopted the following standards, amendments and interpretations which became effective during the year:

IFRS 1 (Amended 2010)Limited Exemption from Comparative IFRS & Disclosure for First-time Adopters (effective July 1, 2010)

The adoption of the above standard, amendment and interpretation has had no material effect on how the results and financial position for the current or prior accounting periods have been prepared or presented.

Accounting Policies
The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS statement of financial position at November 1, 2010 for the purposes of the transition to IFRS.

Cash
All of the Company’s amounts consist of bank balances.

Other Receivables
Represents HST receivable.

Taxation
The Company follows the liability method of income tax allocation. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that  are expected to be in effect when the differences are expected to reverse.

Use of accounting estimates
The financial statements are prepared in conformity with IFRS.  In certain cases, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from estimates made by management.

4.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	April 30 2012	October 31 2011
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 273
Closing balance	11,229,117	273	273

The Company did not repurchase or cancel any issued shares for the periods ended April 30, 2012 and October 31, 2011.

5.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the three months ended April 30, 2012 and 2011 were negligible.

6.	Related Party Transactions

Nordion Inc. (Nordion) is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Periodically Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.

As at April 30, 2012, amounts owed to Nordion and included in accounts payable and accrued liabilities were nil (nil for the period ended October 31, 2011).